EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this registration statement of First Mid-Illinois Bancshares, Inc. on Form S-3 of our reports dated March 5, 2015 on our audits of the consolidated financial statements of First Mid-Illinois Bancshares as of December 31, 2014 and 2013, and for each of the years in the three year period ended December 31, 2014, and the effectiveness of the Company’s internal control over financial reporting, which reports appear in the Annual Report on Form 10-K of First Mid-Illinois Bancshares for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the prospectus.

 /s/ BKD, LLP

Decatur, Illinois

September 30, 2015